UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ORGANOVO HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

68620A 104

(CUSIP Number of Common Stock Underlying Warrants)

Keith Murphy

Chief Executive Officer and President

6275 Nancy Ridge Drive

San Diego, California 92121

Phone: (858) 550-9994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Jeff Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Tel: (858) 677-1400

Fax: (858) 677-1401

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$34,100,681	$4,652

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 14,510,928 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 1,500,000 shares of the Company’s common stock issued to investors participating in the Company’s bridge financing completed in November 2011; (ii) outstanding warrants to purchase 11,653,678 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on February 8, 2012, February 29, 2012 and March 16, 2012; and (iii) outstanding warrants to purchase 1,357,250 shares of the Company’s common stock issued to investors in the Company’s private placement transactions completed in 2011. The transaction value is calculated pursuant to Rule 0-11 using $2.35 per share of common stock, which represents the average of the high and low sales price of the common stock on November 13, 2012.
(2)	Calculated by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is Organovo Holdings, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 6275 Nancy Ridge Drive, San Diego, California 92121, telephone (858) 550-9994.

(b)	As of November 13, 2012, the Company has: (i) outstanding warrants to purchase 1,500,000 shares of the Company’s common stock issued to investors participating in the Company’s bridge financing completed in November 2011 (the “Bridge Warrants”); (ii) outstanding warrants to purchase 11,653,678 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on February 8, 2012, February 29, 2012 and March 16, 2012 (the “Investor Warrants”); and (iii) outstanding warrants to purchase 1,357,250 shares of the Company’s common stock issued to investors in the Company’s private placement transactions completed in 2011(the “Private Warrants” and collectively with the Bridge Warrants and the Investor Warrants, the “Original Warrants”). Pursuant to the Offer to Amend and Exercise, the Original Warrants will be amended to reduce the exercise price of the Original Warrants from $1.00 per share to $0.80 per share of common stock in cash on the terms and conditions set forth in the Offer to Amend and Exercise. There is no minimum participation requirement with respect to the Offer to Amend and Exercise.

As of November 13, 2012, the Company had: (i) 47,756,254 shares of common stock outstanding; (ii) outstanding warrants to purchase 20,490,123 shares of common stock (including, the Original Warrants); and (iii) outstanding equity awards to purchase 2,762,253 shares of common stock issued pursuant to the Company’s Amended and Restated 2012 Equity Incentive Plan (the “Plan”). In addition, the Company has reserved an additional 3,229,939 shares of common stock for issuance pursuant to the Plan.

(c)	No trading market exists for the Original Warrants. Information about the trading market and price of the Company’s common stock under Section 11: “Trading Market and Price Range of Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Organovo Holdings, Inc., 6275 Nancy Ridge Drive, San Diego, California 92121, telephone (858) 550-9994.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position(s)
Keith Murphy	Chairman of the Board, Chief Executive Officer, and President
Sharon Collins Presnell	Chief Technical Officer and Executive Vice President of Research and Development
Barry D. Michaels	Chief Financial Officer
Michael Renard	Executive Vice President of Commercial Operations
Eric Michael David, Ph.D.	Chief Strategy Officer
Robert Baltera, Jr.	Director
Andras Forgacs	Director
James T. Glover	Director
Adam K. Stern Dr. Gabor Forgacs	Director Control Person

Dr. Gabor Forgacs, a Professor of Biophysics at the University of Missouri, is our scientific founder. He beneficially owns approximately 6,057,741 shares of common stock (approximately 12.7%) based on the Company’s records and its outstanding common stock as of November 13, 2012. Dr. Forgacs is the father of one of the Company’s directors, Andras Forgacs.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	See Item 8 below for a description of the executive officers, directors and affiliates who hold Original Warrants and who will have an opportunity to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	See Item 9 below for a description of the Company’s retention of Aegis Capital Corp. to serve as the Warrant Agent for the Offer to Amend and Exercise. Adam K. Stern, one of the Company’s directors, is the Head of Private Equity Banking at Aegis Capital.

The Company entered into a Registration Rights Agreement under which the Company agreed to register the common stock underlying the Bridge Warrants and the Investor Warrants for resale by the holders thereof. A copy of the Registration Rights Agreement is attached as Exhibit (d)(2) to this Schedule TO.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information about the purposes of the transaction under Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The Company intends to cancel the Original Warrants upon the exercise of the Original Warrants by the holders thereof. Pursuant to the Offer to Amend and Exercise, Original Warrants that are not so exercised will remain outstanding pursuant to their original terms.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Offer to Amend and Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of November 13, 2012, the Company had 47,756,254 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 14,510,928 shares of common stock. Assuming all Original Warrants are exercised, the Company’s outstanding shares of common stock would increase to 62,267,182 shares, with the shares issued upon exercise of the Original Warrants representing 23.3% of the then outstanding shares of common stock.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	As of November 13, 2012, there are outstanding Original Warrants to purchase an aggregate of 14,510,928 shares of common stock. The Company’s executive officers, directors and control persons, as described below, hold the following Original Warrants and will be entitled to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of Original Warrants:

Name	Position with the Company	Number of Original Warrants Held	Percentage of Original Warrants Total
Barry D. Michaels	Chief Financial Officer	10,000	*
Eric Michael David	Chief Strategy Officer	20,000	*
Robert Baltera	Director	28,000	*

*	Less than 1%

Except as set forth above, none of the Company’s other executive officers, directors or control persons hold Original Warrants.

(b)	Except with respect to the Warrant Agent Agreement described in Item 9 below, none of our directors or executive officers participated in any transaction involving the Original Warrants during the past 60 days.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

The Company has retained Aegis Capital to act as its Warrant Agent for the Offer to Amend and Exercise pursuant to a Warrant Agent Agreement, attached as Exhibit (d)(1) to this Schedule TO. Aegis Capital, in accordance with the terms of the Warrant Agent Agreement, shall use reasonable commercial efforts to contact holders of the Original Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Amend and Exercise and to amend and exercise their Original Warrants. Aegis Capital will receive a fee equal to 2% of the cash exercise prices paid by holders of the Original Warrants who participate in the Offer to Amend and Exercise and amend and exercise their Original Warrants. In addition, the Company has agreed to reimburse Aegis Capital for its reasonable out-of-pocket expenses and attorney’s fees, including a $35,000 non-accountable expense allowance. If such expenses and fees exceed $35,000, Aegis Capital must thereafter provide invoices to the Company prior to seeking reimbursement and must obtain the

Company’s prior approval for any individual expenses in excess of $2,500. The Company has agreed to indemnify Aegis Capital against certain liabilities in connection with the Offer to Amend and Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Original Warrants to participate in the Offer to Amend and Exercise without additional compensation.

Item 10.	FINANCIAL STATEMENTS.

(a)	The Company’s financial statements are incorporated herein by reference:

•	Current Report on Form 8-K/A filed with the SEC on May 11, 2012 containing audited financial statements for the fiscal years ended December 31, 2011 and 2010;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the SEC on May 14, 2012;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 14, 2012; and

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 14, 2012.

The full text of the Current Report on Form 8-K/A and the Quarterly Reports on Form 10-Q, as well as the other documents the Company has filed with the Commission prior to, or will file with the Commission subsequent to, the filing of this Tender Offer Statement on Schedule TO, can be accessed electronically on the Commission’s website at www.sec.gov. In addition, the Company makes available, free of charge on its website all filings that are made electronically with the SEC. These materials can be found in the “Investors” section of the Company’s website at www.organovo.com, by clicking the “SEC Filings” link. Copies of our SEC filings are also available without charge upon written request addressed to: Organovo Holdings, Inc., 6275 Nancy Ridge Dr., San Diego, California 92121; Attn: Corporate Secretary.

(b)	None.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer to Amend and Exercise.

	(3)	There are no applicable anti-trust laws.

	(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

	(5)	None.

(b)	Not applicable.

(c)	None.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Bridge Amended Warrant

	(1)(F)	Form of Investor Amended Warrant

	(1)(G)	Form of Private Amended Warrant

	(5)(A)	Current Report on Form 8-K/A containing audited financial statements for the fiscal years ended December 31, 2011 and 2010 (as filed with the SEC on May 11, 2012 and incorporated herein by reference)

	(5)(B)	Report on Form 10-Q for the quarter ended March 31, 2012 (as filed with the SEC on May 15, 2012 and incorporated herein by reference)

	(5)(C)	Report on Form 10-Q for the quarter ended June 30, 2012 (as filed with the SEC on August 14, 2012 and incorporated herein by reference)

	(5)(D)	Report on Form 10-Q for the quarter ended September 30, 2012 (as filed with the SEC on November 13, 2012 and incorporated herein by reference)

	(5)(E)	Form of Bridge Warrant of Organovo Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company’ Current Report on Form 8-K, as filed with the SEC on February 13, 2012)

	(5)(F)	Form of Investor Warrant of Organovo Holdings, Inc. (incorporated by reference to Exhibit 4.4 to the Company’ Current Report on Form 8-K, as filed with the SEC on February 13, 2012)

	(5)(G)	Form of Private Warrant of Organovo Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Company’ Current Report on Form 8-K, as filed with the SEC on February 14, 2012)

	(5)(H)	Registration Statement on Form S-1 (File No. 333-182101), which registers the resale of the shares of common stock underlying the Bridge and Investor Warrants (as declared effective and filed with the SEC on July 6, 2012 and incorporated herein by reference)

(b)	Not applicable.

(d)	(1) Warrant Agent Agreement, dated November 13, 2012, by and between the Company and Aegis Capital Corp.

(2) Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on March 16, 2012).

(g)	None.

(h)	None.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORGANOVO HOLDINGS, INC.

By:	/s/ Keith Murphy
Name:	Keith Murphy
Title:	Chief Executive Officer and President
(Principal Executive Officer)

Date: November 16, 2012